SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 22nd May 2003

InterContinental Hotels Group PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

22nd May 2003

InterContinental Hotels Group PLC

Pro forma Results for the Six Months to 31 March 2003

•	Strong management action mitigates impact of tough industry conditions
	—	cost reduction programme on track
	—	new management team in place
	—	asset review well underway
	—	capital expenditure reduction
•	Group EBITDA down only 6.7% to £196m demonstrating the underlying trading strengths in both the Hotels and Soft Drinks businesses.
•	Total hotel operating profits down 19.9% in dollar terms but down 27.5% in sterling terms as a result of the weakness in the dollar.
•	Americas operating profit flat at $107m reflecting the strength and resilience of our midscale franchise business and its strong presence in the ‘drive to’ market in the US.
•	EMEA down 30.6% to $50m with the upscale owned & leased hotels adversely affected by the fall in international travel, particularly from the US.
•	Asia Pacific up 25% to $25m driven primarily by an excellent performance from the InterContinental Hong Kong where RevPAR was up 30% over last year. SARS, however, severely reduced occupancy in key cities, particularly Hong Kong, in the last two weeks of the period.
•	Soft Drinks operating profit at a record £20m up 25% against the prior year, another exceptional year for the business.

	6 months to 31 March 2003 £m		6 months to 31 March 2002 £m		%
Hotels
— EBITDA	156		174		(10.3)
— Operating Profit	79		109		(27.5)
Soft Drinks
— EBITDA	46		38		21.1
— Operating Profit	20		16		25.0
Group
— EBITDA	196		210		(6.7)
— PBT	68		99		(31.3)
Earnings per share	6.0	p	8.9	p	(32.6)

 Richard North, Chief Executive, InterContinental Hotels Group PLC, said:

“It is difficult to imagine a worse trading environment moreover visibility is still poor and we remain cautious.

We have not been passive. We have redesigned our organisation, substantially strengthened the senior management team and are taking out significant levels of cost. At the same time we are cutting back on capital expenditure and are progressing the sale of a number of assets. All this will stand us in good stead now and leaves us well placed to benefit from recovery.”

For further information, please contact:

Jo Guano, Investor Relations	020 7409 8134
Dee Cayhill, Corporate Affairs	020 7409 8101
Fiona Antcliffe, Brunswick	020 7404 5959

Teleconference

If you are unable to join us at the presentation, a teleconference, including a webcast of the teleconference presentation slides, will commence at 4.00 pm (London time) on 22 May. The conference call will conclude at approximately 4.30 pm (London time).

To join us for this conference call please dial the relevant number below by 4.00 pm (London time).

International dial-in	Tel: +44 (0) 1452 560068
UK dial-in	Tel: 0800 953 0810

The webcast of the teleconference presentation slides will be available on the following web address:

www.presentonline.com/international as the 'participant', with the access code: 21593.

Webcast

There will be a live audio webcast of the presentation of the results on the web address www.ihgplc.com. A video and audio webcast of the presentation is expected to be on this website later on the day of the results and will remain on this website for the foreseeable future.

INTERCONTINENTAL HOTELS GROUP

This operating review discusses the performance in the six months ended 31 March 2003 of the elements of Six Continents PLC that form the ongoing business of InterContinental Hotels Group PLC (IHG) following completion of the separation on 15 April 2003.

GROUP SUMMARY

IHG Group turnover increased by 0.4% on the same period in the prior year, with Hotels turnover increasing by 7.5% in US dollar terms but declining by 2.0% to £724m in sterling terms. Total Hotels operating profit of £79m was 27.5% down on last year.

Within Soft Drinks, sales volumes and profit were both ahead of the prior year, a year in which the business saw record results.

HOTELS

Hotels results	Three months to				Six months to
	December		March		March		%
	2002 £m	2001 £m	2003 £m	2002 £m	2003 £m	2002 £m	change
Turnover:
Americas	142	142	130	138	272	280	(2.9)%
EMEA	206	201	181	191	387	392	(1.3)%
Asia Pacific	35	34	30	33	65	67	(3.0)%

Total turnover	383	377	341	362	724	739	(2.0)%

Operating profit:
Americas	35	37	33	38	68	75	(9.3)%
EMEA	20	28	12	22	32	50	(36.0)%
Asia Pacific	10	6	6	8	16	14	14.3%
Other	(19)	(11)	(18)	(19)	(37)	(30)	(23.3)%

Total operating profit	46	60	33	49	79	109	(27.5)%

The table above shows operating results by quarter for Hotels. In summary, encouraging trends in the first quarter (three months October to December 2002) were subsequently eroded in the second quarter (three months January to March 2003). The benefits of refurbishment programmes and the decision to increase investment in sales, marketing and technology were particularly evident in the first quarter but planned cost increases and the loss of trading profit from hotels in renovation reduced profits. In the second quarter, profits were also down on last year as the global downturn in travel took effect, particularly impacting Europe, the Middle East and Africa (EMEA) and Asia Pacific. The operating mix of the business did provide some resilience to the difficult trading conditions, with the franchise and management contract income streams being less affected than the owned and leased (O&L) business.

Americas

	Three months to		Six months to
Americas results	December 2002 $m	March 2003 $m	March 2003 $m	March 2002 $m	% change

Turnover	221	207	428	401	6.7%

Operating profit:
Owned & Leased	4	—	4	4	—
Managed & Upscale Franchised	9	7	16	20	(20.0)%
Midscale Franchised	42	45	87	83	4.8%

Total operating profit	55	52	107	107	—

The table shows operating profit by quarter for the Americas region. Despite all the negative influences on the hotel industry, total operating profit at $107m for the six month period was the same as last year.

Americas – RevPAR growth on previous year	Three months to		Six months to
	December 2002	March 2003	March 2003

InterContinental O&L	20.8%	1.8%	11.3%
Holiday Inn Franchise	2.1%	(2.0)%	—
Holiday Inn Express Franchise	3.3%	(0.6)%	1.3%

The Americas O&L estate is heavily weighted towards upscale properties in key markets disproportionately affected by the events of September 11 2001, hence the initial revenue per available room (RevPAR) recovery of 20.8% in the first quarter. In particular, the results from the InterContinental hotels in New York, Chicago, San Francisco and Miami reflected the investment in renovations at these properties, with RevPAR growth at these properties being ahead of their relative markets. RevPAR for the total O&L InterContinental estate was up 11.3% on last year, with occupancy 6.3 percentage points higher and average daily rates 0.4% higher. Overall O&L operating profit was $4m, the same as in 2002, primarily because RevPAR growth was occupancy driven.

Operating profit for the Americas midscale franchise estate at $87m was 4.8% better than 2002. RevPAR was level with last year for Holiday Inn and 1.3% up for Holiday Inn Express. This good performance is a demonstration of the strength, scale and resilience of our midscale franchise business and its strong presence in the 'drive to' market in the US, which is not reliant on international travel. Express continues to outperform the market and Holiday Inn performance is in line with the market.

Operating profit for the managed and upscale franchise business was $16m compared with $20m for the first half of 2002, reflecting in particular the difficult economic environment in Latin America.

Europe, the Middle East and Africa (EMEA)

	Three months to		Six months to
EMEA results	December 2002 £m	March 2003 £m	March 2003 £m	March 2002 £m	% change

Turnover	206	181	387	392	(1.3)%

Operating profit:
Owned & Leased	14	6	20	37	(45.9)%
Managed & Franchised	6	6	12	13	(7.7)%

Total operating profit	20	12	32	50	(36.0)%

EMEA has been impacted significantly by the fall in international travel as a consequence of the sustained weakness of the global economy and the threat of, and subsequent war in, Iraq. All of these factors have particularly affected key gateway cities and in which EMEA's upscale properties are concentrated. Overall, EMEA operating profit for the six months was £32m, substantially lower than last year.

EMEA – RevPAR growth on previous year	Three months to		Six months to
	December 2002	March 2003	March 2003

InterContinental O&L	12.8%	(6.1)%	3.3%
Crowne Plaza O&L	2.0%	(1.6)%	0.3%
Holiday Inn UK London	12.8%	0.3%	6.8%
Holiday Inn UK Regions	3.5%	1.2%	3.7%

In the O&L estate, InterContinental hotels in London, Paris, Frankfurt and Rome were all adversely impacted by the reduction in international airline travel, particularly in-bound from the United States. InterContinental RevPAR (excluding the InterContinental Le Grand Hotel Paris) for the first quarter was up by 12.8% on last year but the second quarter to March 2003 saw RevPAR decline by 6.1% against the same period in 2002. The InterContinental Le Grand Hotel Paris closed as planned in December 2001 for its major refurbishment and 234 rooms were re-opened by the end of April 2003. The hotel will be fully functional from late August 2003 with all 478 rooms open.

The midscale Holiday Inn O&L estate in the UK saw RevPAR in the six months to March 2003 increase by 3.6% driven most significantly by performance in London. More encouragingly, Holiday Inn UK RevPAR growth outperformed its relative market in both London and the regions reflecting the benefits of increased revenue investment which has taken place over the last year.

Whilst the region’s O&L hotels saw overall RevPAR increases for the six month period, these were primarily occupancy, rather than room rate, driven. This factor, combined with the impact of specific revenue investment, which has yet to benefit operating margins, and increased fixed costs and depreciation, meant that operating profit for the O&L hotels was £20m compared with £37m for the same period last year.

The EMEA managed and franchised estate was more resilient than O&L with operating profit down £1m on 2002.

Asia Pacific

	Three months to		Six months to
Asia Pacific results	December 2002 $m	March 2003 $m	March 2003 $m	March 2002 $m	% change

Turnover	55	48	103	96	7.3%

Operating profit	17	8	25	20	25.0%

The region had a strong first quarter, particularly driven by the excellent performance of the InterContinental Hong Kong, which saw RevPAR growth of nearly 60% in the first quarter. This period also included $4m of one-off income. The onset of the SARS virus, however, severely impacted key markets towards the end of the second quarter. The region is taking stringent measures to reduce the impact of SARS by implementing cost containment programmes, particularly in key properties. Trading in Australia and New Zealand has also been affected by SARS late in the period, with reduced inbound international travel, however IHG hotels have continued to outperform the market.

Overall, Asia Pacific operating profit was $25m, compared with $20m for the six months to March 2002.

Other

The Other segment, which includes central overheads, marketing costs and goodwill amortisation less dividends received from FelCor and other income items, was $57m compared with $43m in 2002. Dividends received from FelCor were $3m compared to $6m in 2002. The first six months of 2003 saw planned investment in marketing and IT including the InterContinental ‘ICONS’ brand positioning, particularly in the October to December 2002 quarter. In the second quarter, central overheads and marketing were slightly below last year due to the weighting of the additional spend to the first quarter, and tight control of costs.

SOFT DRINKS

	Three months to		Six months to
	December 2002 £m	March 2003 £m	March 2003 £m	March 2002 £m	% change

Turnover	146	164	310	291	6.5%

Operating profit	12	8	20	16	25.0%

In the Soft Drinks business, both volumes and profit were ahead of the same period last year. Sales volumes were 3.6% ahead, driven primarily by the performance of Pepsi, Robinsons, Fruit Shoot and J20. Key brands performed well with Pepsi’s market share growing by around one percentage point on volume growth of 3.4%, whilst Robinbsons also increased its share of the dilutable market by around one percentage point on volume growth of 1.9%. The performance of the more recently launched brands was very strong, with both Fruit Shoot and J20 showing volume growth in excess of 65% over last year. Overall, the Soft Drinks business grew its turnover by 6.5%, whilst continuing strong control over costs contributed to the growth in operating profit of 25.0%.

MAJOR EXCEPTIONAL COSTS

Major exceptional items before tax for Six Continents PLC for the six months to 31 March 2003 total £300m. These include the exceptional costs incurred on the demerger and bid defence (£97m), the premiums paid on the repayment of the Group’s £250m 10 3/8 per cent debenture and EMTN loans (£136m) and the costs relating to the delivery of the Hotels cost reduction programme £67m ($100m).

The total cost of the separation and defence costs for Six Continents PLC is approximately £129m. Of this figure £4m was charged in 2002 and approximately £28m relates to facility fees that will be amortised to profit over the facility periods. IHG's share of the non facility fee element of costs is £56m, and of the facility fees is approximately £13m. At separation, approximately £132m relating to the major exceptional items was accrued in the IHG balance sheet.

ORGANISATION REVIEW

IHG is proceeding with the implementation of a fundamental reorganisation in Hotels, aimed at achieving significant cost reductions and more efficient processes. As a result of this, at least $100m of annual ongoing overhead savings against the budgeted cost base for the fiscal year to 30 September 2003 will be delivered by December 2004.

The reorganisation includes significant redundancies which will provide approximately 75% of the savings, the closure and consolidation of facilities (approximately 10% of the savings) with the remainder to be achieved through streamlined processes, outsourcing, and general cost control. In total, approximately 800 positions are expected to be eliminated as part of the reorganisation.

TREASURY

Operating cash flow for the companies in the Six Continents PLC Group that now comprise IHG in the six months to March 2003 was an inflow of £54m after net capital expenditure of £172m. This reflects tighter working capital management and capital review procedures. Capital expenditure in the period included the continuing investment in the Holiday Inn UK estate, the refurbishment of the InterContinental Le Grand Paris and spend on the construction of Holiday Inn Paris Disney. On separation, IHG net debt was approximately £1bn and this is expected to be around £1.2bn by 31 December 2003.

The credit rating of IHG was confirmed at investment grade with a Standard and Poor’s rating of BBB and Moody’s, Baa2.

IHG has confirmed ongoing banking facilities of $2.4bn, a reduction of approximately $200m from that anticipated in the Listing Particulars for IHG following a detailed review of ongoing requirements. Approximately $900m of the total falls to be refinanced within 12 months, the remainder over periods up to 5 years. With the current credit ratings, interest on the syndicated loan facility is payable at 80 basis points over LIBOR.

PRO FORMA INFORMATION

IHG will report to 31 December to be in line with the majority of other quoted Hotel groups and to better reflect annual contract negotiation timings. The first set of audited published results for IHG will therefore be for the 15 months ended 31 December 2003. These results will include pro forma results for the 12 months to 31 December 2003.

The pro forma information set out below comprises the results of those companies that form IHG following the separation, as if IHG had been in existence since 1 October 2001. The information is provided as guidance only; it is not audited and, as pro forma information, it does not give a full picture of the financial position of the Group. The key assumptions used in the preparation of the information are as follows:

i	The pro forma information has been prepared using accounting policies consistent with those used in the historic Six Continents PLC interim and year end financial statements.

ii	Pro forma interest has been calculated to reflect the post separation capital structure of the Group as if it had been in place at 1 October 2001, using interest rate differentials applicable under the post separation borrowing agreements and excluding facility fee amortisation. Dividend payments have been assumed at the expected ongoing level.

iii	Pro forma tax is based on the estimated effective rate of tax for IHG applied to pro forma profit before taxation.

iv	Adjustments have been made, where appropriate, to exclude any arrangements with the demerged Mitchells & Butlers Group.

v	Pro forma earnings per share is based on pro forma retained profit divided by 734 million shares being the issued share capital of IHG PLC on separation.

vi	The pro forma Profit and Loss account and Balance Sheet exclude all exceptional items as being non-recurring.

Pro forma Profit and Loss Account

IHG	Three months to March 2003 £m		Six months to March 2003 £m		Six months to March 2002 £m		Twelve months to December 2002 £m

Turnover	505		1,034		1,030		2,149

Operating profit:
Hotels:
Americas	33		68		75		176
EMEA	12		32		50		117
Asia Pacific	6		16		14		28
Other	(18)		(37)		(30)		(73)

Total Hotels	33		79		109		248
Soft Drinks	8		20		16		68
Other	(4)		(6)		(2)		(9)

Total operating profit	37		93		123		307
Net interest charge	(12)		(25)		(24)		(49)

Profit before taxation	25		68		99		258
Tax charge	(6)		(17)		(28)		(71)
Minority equity interests	(3)		(7)		(6)		(26)

Retained profit for the period	16		44		65		161

Earnings per share (pence)	2.2	p	6.0	p	8.9	p	21.9	p

EBITDA	87		196		210		499

Pro forma Balance Sheet

IHG pro forma net operating assets can be summarised as follows:

	31 March 2003 £m	31 December 2002 £m
Tangible assets	4,516	4,383
Intangible assets	160	157

Working capital	(58)	(22)

Long-term liabilities	(165)	(160)

Net operating assets*	4,453	4,358

*	Net operating assets exclude net debt, tax, dividends, minority interests and reorganisation and separation provisions.

Pro forma net assets at separation were approximately £2.5bn and net debt was approximately £1bn.

SIX CONTINENTS PLC INTERIM FINANCIAL STATEMENTS

SIX CONTINENTS PLC
GROUP PROFIT AND LOSS ACCOUNT
For the six months ended 31 March 2003

2003 6 months	2002 6 months	2002 12 months

Before major exceptional items	Total	Before major exceptional items	Total	Before major exceptional items	Total
£m	£m	£m	£m	£m	£m

Turnover (note 3)	1,827	1,827	1,816	1,816	3,615	3,615
Costs and overheads, less other income	(1,589)	(1,589)	(1,541)	(1,541)	(2,997)	(3,074)

Operating profit (note 4)	238	238	275	275	618	541
Non-operating exceptional items (note 5)	—	(164)	(1)	(1)	—	53

Profit on ordinary activities before interest	238	74	274	274	618	594
Net interest (note 6)	(22)	(22)	(32)	(32)	(60)	(60)
Premium on early settlement of debt (note 5)	—	(136)	—	—	—	—

Profit/(loss) on ordinary activities before taxation	216	(84)	242	242	558	534
Tax on profit/(loss) on ordinary activities (note 7)	(63)	(3)	(75)	39	(167)	(52)

Profit/(loss) on ordinary activities after taxation	153	(87)	167	281	391	482
Minority equity interests	(7)	(7)	(6)	(6)	(25)	(25)

Profit/(loss) available for shareholders	146	(94)	161	275	366	457
Dividends on equity shares	(56)	(56)	(92)	(92)	(305)	(305)

Retained profit/(loss) for the period	90	(150)	69	183	61	152

Earnings/(loss) per ordinary share (note 8):
Basic	—	(10.9	)p	—	31.9	p	—	53.0	p
Diluted	—	(10.8	)p	—	31.7	p	—	52.7	p
Adjusted	16.9	p	—	18.7	p	—	42.4	p	—

Dividend per ordinary share	—	6.6	p	—	10.7	p	—	35.3	p

SIX CONTINENTS PLC
STATEMENT OF TOTAL RECOGNISED GROUP GAINS AND LOSSES
For the 6 months ended 31 March 2003

	2003 6 months	2002 6 months	2002 12 months
	£m	£m	£m

(Loss)/profit available for shareholders	(94)	275	457
Reversal of previous revaluation gains due to impairment	—	—	(36)
Exchange differences on foreign currency denominated net assets*, borrowings and currency swaps	60	26	(36)

Other recognised gains and losses	60	26	(72)

Total recognised gains and losses for the period	(34)	301	385

SIX CONTINENTS PLC
RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS
For the 6 months ended 31 March 2003

	2003 6 months	2002 6 months	2002 12 months
	£m	£m	£m

(Loss)/profit available for shareholders	(94)	275	457
Dividends	(56)	(92)	(305)

	(150)	183	152
Other recognised gains and losses	60	26	(72)
Issue of ordinary shares	—	3	3
Movement in goodwill*	(30)	(50)	98

Net movement in shareholders’ funds	(120)	162	181

Opening shareholders’ funds	5,366	5,185	5,185

Closing shareholders’ funds	5,246	5,347	5,366

* Including exchange differences on goodwill purchased prior to 30 September 1998 and eliminated against Group reserves.

SIX CONTINENTS PLC
GROUP CASH FLOW STATEMENT
For the 6 months ended 31 March 2003

		2003 6 months	2002 6 months	2002 12 months
		£m	£m	£m

	Operating activities (note 9)	439	318	720

	Interest paid	(73)	(88)	(186)
	Costs associated with new facilities	(14)	—	—
	Premium on early settlement of debt	(136)	—	—
	Dividends paid to minority shareholders	(14)	—	(13)
	Interest received	60	71	124

	Returns on investments and servicing of finance	(177)	(17)	(75)

	UK corporation tax paid	(34)	(40)	(96)
	Overseas corporate tax paid	(7)	(22)	(27)

	Taxation	(41)	(62)	(123)

Paid:	Tangible fixed assets	(249)	(337)	(648)
	Fixed asset investments	(6)	(8)	(14)
Received:	Tangible fixed assets	21	43	134
	Fixed asset investments	1	1	15

	Capital expenditure and financial investment	(233)	(301)	(513)

	Acquisitions	—	—	(24)
	Disposals	—	—	9
	Separation costs	(20)	—	—

	Acquisitions and disposals	(20)	—	(15)

	Equity dividends	(212)	(206)	(299)

	Net cash flow (note 9)	(244)	(268)	(305)
	Management of liquid resources and financing	351	356	295

	Movement in cash and overdrafts	107	88	(10)

SIX CONTINENTS PLC
GROUP BALANCE SHEET
31 March 2003

	2003 31 March	2002 31 March	2002 30 Sept
	£m	£m	£m

Intangible assets	172	178	173
Tangible assets	7,801	7,773	7,641
Investments	245	278	249

Fixed assets	8,218	8,229	8,063

Stocks	91	89	91
Debtors	593	586	623
Investments	29	163	218
Cash at bank and in hand	137	128	84

Current assets	850	966	1,016
Creditors – amounts falling due within one year:
Overdrafts	(17)	(53)	(66)
Other borrowings	(37)	(614)	(782)
Other creditors	(1,281)	(1,332)	(1,425)

Net current liabilities	(485)	(1,033)	(1,257)

Total assets less current liabilities	7,733	7,196	6,806
Creditors – amounts falling due after one year:
Borrowings	(1,608)	(959)	(631)
Other creditors	(147)	(166)	(133)
Provisions for liabilities and charges:
Deferred taxation	(493)	(506)	(495)
Other provisions	(86)	(87)	(32)
Minority interests	(153)	(131)	(149)

Net assets (note 13)	5,246	5,347	5,366

Capital and reserves
Equity share capital	243	242	243
Share premium account	802	802	802
Revaluation reserve	1,032	1,022	1,020
Capital redemption reserve	853	853	853
Profit and loss account	2,316	2,428	2,448

Equity shareholders’ funds	5,246	5,347	5,366

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

The interim financial statements, which are unaudited, comply with relevant accounting standards under UK GAAP and should be read in conjunction with the Annual Report and Financial Statements 2002. They have been prepared using the accounting policies set out in that report on a consistent basis with that applied in 2002.

The financial information for the year ended 30 September 2002 has been extracted from the Group's published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies.

The interim financial statements are for the Six Continents PLC Group for the period ended 31 March 2003. Following shareholder and regulatory approval, on 15 April 2003, Six Continents PLC separated into two new groups, InterContinental Hotels Group PLC (IHG) comprising the Hotels and Soft Drinks businesses, and Mitchells & Butlers plc (MAB) comprising the Retail and Standard Commercial Property Developments (SCPD) businesses. As a result of the separation, Six Continents PLC, the company, became part of IHG and consequently, in these financial statements, the results of MAB are shown as discontinued operations.

The periods ended 31 March 2003 and 31 March 2002 are regarded as distinct financial periods for accounting purposes; income and costs are recognised in the profit and loss account as they arise; tax is charged on the basis of the expected effective tax rate for the full year for IHG and the actual tax charge of MAB for the period up to 12 April 2003.

2.	Exchange rates

The results of overseas operations have been translated into sterling at the weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is £1=$1.58 (2002 6 months, £1=$1.44; 12 months, £1=$1.48). In the case of the euro, the translation rate is £1=€ 1.53 (2002 6 months, £1=€ 1.62; 12 months, £1=€ 1.60).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1=$1.58 (2002 31 March, £1=$1.42; 30 September, £1=$1.56). In the case of the euro, the translation rate is £1=€ 1.45 (2002 31 March, £1=€ 1.63; 30 September, £1=€ 1.59).

3.	Turnover		2003 6 months*		2002 6 months*		2002 12 months*
		$m	£m	$m	£m	$m	£m
	Hotels**
	Americas	428	272	401	280	862	584
	EMEA	609	387	563	392	1,209	819
	Asia Pacific	103	65	96	67	191	129

		1,140	724	1,060	739	2,262	1,532

	Soft Drinks		310		291		602

	InterContinental Hotels Group PLC***		1,034		1,030		2,134

	Retail
	Pubs & Bars		466		465		866
	Restaurants		323		321		609

			789		786		1,475
	SCPD		4		—		6

	Mitchells & Butlers plc***		793		786		1,481

			1,827		1,816		3,615

*	Other than for the Retail and Soft Drinks divisions which reflect the 28 weeks ended 12 April (2002 13 April) or the 52 weeks ended 28 September, as appropriate.

**	The dollar amounts shown are translated at the weighted average rate of exchange (see note 2).

***	InterContinental Hotels Group PLC relates to continuing operations. Mitchells & Butlers plc relates to discontinued operations.

Back to Contents

4.	Operating profit	2003 6 months*		2002 6 months*		2002 12 months*
		$m	£m	$m	£m	$m	£m
	Hotels**
	Americas	107	68	107	75	264	178
	EMEA	50	32	72	50	184	125
	Asia Pacific	25	16	20	14	36	24
	Other	(57)	(37)	(43)	(30)	(97)	(65)

		125	79	156	109	387	262

	Soft Drinks		20		16		63
	Other activities		2		4		4

	InterContinental Hotels Group PLC***		101		129		329

	Retail
	Pubs & Bars		91		101		190
	Restaurants		45		45		98

			136		146		288
	SCPD		1		—		1

	Mitchells & Butlers plc***		137		146		289

	Operating profit before operating exceptional items		238		275		618

	Hotels operating exceptional items (note 5)		—		—		(77)

	Operating profit		238		275		541

*	Other than for the Retail and Soft Drinks divisions which reflect the 28 weeks ended 12 April (2002 13 April) or the 52 weeks ended 28 September, as appropriate.

**	The dollar amounts shown are translated at the weighted average rate of exchange (see note 2).

***	InterContinental Hotels Group PLC relates to continuing operations. Mitchells & Butlers plc relates to discontinued operations.

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5.	Exceptional items	2003 6 months	2002 6 months	2002 12 months
		£m	£m	£m
	Operating exceptional item:
	Continuing operations – Hotels impairment charge* (note a)	—	—	(77)

	Non-operating exceptional items:
	Continuing operations:
	Cost of fundamental reorganisation* (note b)	(67)	—	—
	Separation costs* (note c)	(56)	—	(4)
	(Loss)/profit on disposal of fixed assets	—	(1)	2

		(123)	(1)	(2)
	Discontinued operations:***
	Separation costs* (note c)	(41)	—	—
	Loss on disposal of fixed assets	—	—	(2)
	Profit on disposal of Bass Brewers* (note d)	—	—	57

		(41)	—	55

	Total non-operating exceptional items	(164)	(1)	53

	Total exceptional items before interest and taxation	(164)	(1)	(24)
	Premium on early settlement of debt* (note e)	(136)	—	—

	Tax credit/(charge) on above items**	60	—	(9)
	Exceptional tax credit* (note f)	—	114	114

	Total exceptional items after interest and taxation	(240)	113	81

	a.	Tangible fixed assets were written down in 2002 by £113m following an impairment review of the hotel estate. £77m was charged above as an operating exceptional item and £36m reversed previous revaluation gains.

	b.	Relates to a fundamental reorganisation of the Hotels business. The cost includes redundancy entitlements, property exit costs and other implementation costs.

	c.	On 15 April 2003, the separation of the Six Continents Group was completed. Costs of the separation and bid defence total £101m. £4m of costs were incurred in the year to 30 September 2002, the remainder in the six months to 31 March 2003.

	d.	Bass Brewers was disposed of in 2000. The profit in 2002 comprised £9m received in respect of the finalisation of completion account adjustments, together with the release of disposal provisions no longer required of £48m.

	e.	Relates to the premiums paid on the repayment of the Group’s £250m 10 3/8 per cent debenture and EMTN loans.

	f.	Represents the release of over provisions for tax in respect of prior years.

*	Major exceptional items for the purpose of calculating adjusted earnings per ordinary share (see note 8).

**	Major exceptional items, except for tax charges of £10m in September 2002, for the purpose of calculating adjusted earnings per ordinary share (see note 8).

***	Discontinued operations relate to Mitchells & Butlers plc and Bass Brewers, the latter having been sold in August 2000.

6.	Net interest	2003 6 months	2002 6 months	2002 12 months
		£m	£m	£m

	Interest receivable	53	61	116
	Interest payable and similar charges	(75)	(93)	(176)

		(22)	(32)	(60)

7.	Tax on profit/(loss) on ordinary activities
		2003 6 months Before major Exceptional items	2003 6 months Total	2002 6 months	2002 12 months
		£m	£m	£m	£m
	Current tax:
	UK corporation tax	34	6	(81)	(23)
	Foreign tax	8	5	26	64

		42	11	(55)	41
	Deferred tax	21	(8)	16	11

		63	3	(39)	52

Tax has been calculated using an estimated annual effective rate of 25% in respect of the InterContinental Hotels Group PLC together with the actual tax charge of Mitchells & Butlers plc for the period up to 12 April 2003 resulting in a combined effective rate of 29% (2002 6 months, 31%; 12 months, 30%) on profit on ordinary activities before taxation and major exceptional items. Tax relating to non-operating exceptional items (see note 5) is a credit of £60m, all of which relates to major items.

In respect of 2002, tax relating to the non-operating exceptional items (see note 5) was a charge of £nil and £9m for the periods to 31 March and 30 September respectively, of which £nil and £1m credit, respectively, related to major items. The major operating exceptional item (see note 5) attracted no tax charge. The exceptional tax credit of £114m (see note 5) was included in UK corporation tax.

8.	Earnings per share

Basic earnings/(loss) per ordinary share are calculated by dividing the earnings/(loss) available for shareholders of £94m loss (2002 6 months, £275m profit; 12 months, £457m profit), by 863m (2002 6 months, 862m; 12 months, 863m), being the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings/(loss) per ordinary share are calculated by adjusting basic earnings/(loss) per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resulting weighted average number of ordinary shares is 867m (2002 6 months, 868m; 12 months, 867m).

	Adjusted earnings per ordinary share are calculated as follows:
		2003 6 months	2002 6 months	2002 12 months
		pence per ordinary share	pence per ordinary share	pence per ordinary share

	Basic (loss)/earnings	(10.9)	31.9	53.0
	Major exceptional items and tax thereon (notes 5, 7)	27.8	(13.2)	(10.6)

	Adjusted earnings	16.9	18.7	42.4

	Adjusted earnings per ordinary share are disclosed in order to show performance undistorted by abnormal items.

9.	Net cash flow	2003 6 months £m	2002 6 months £m	2002 12 months £m

	Operating profit before major exceptional items	238	275	618
	Depreciation and amortisation	156	134	271
	Other non-cash items	—	3	(4)

	Earnings before interest, taxation, depreciation and amortisation and major exceptional items	394	412	885
	Decrease/(increase) in stocks	—	2	(1)
	Decrease/(increase) in debtors	35	(37)	(92)
	Increase/(decrease) in creditors	16	(29)	(37)
	Provisions expended	(3)	(19)	(18)

	Operating activities before expenditure relating to major exceptional items	442	329	737
	Cost of fundamental reorganisation	(3)	—	—
	Major operating exceptional expenditure	—	(11)	(17)

	Operating activities	439	318	720
	Net capital expenditure (note 10)	(233)	(301)	(513)

	Operating cash flow (note 11)	206	17	207
	Net interest paid	(13)	(17)	(62)
	Dividends paid	(226)	(206)	(312)
	Tax paid	(41)	(62)	(123)

	Normal cash flow	(74)	(268)	(290)
	Acquisitions	—	—	(24)
	Disposals	—	—	9
	Premium on early settlement of debt	(136)	—	—
	Separation costs	(20)	—	—
	Costs associated with new facilities	(14)	—	—

	Net cash flow	(244)	(268)	(305)

10.	Net capital expenditure	2003 6 months £m	2002 6 months £m	2002 12 months £m

	Hotels	147	161	259
	Soft Drinks	25	15	31
	Other activities	—	—	(3)

	InterContinental Hotels Group PLC*	172	176	287

	Retail	61	127	227
	SCPD	—	(2)	(1)

	Mitchells & Butlers plc*	61	125	226

		233	301	513

*	InterContinental Hotels Group PLC relates to continuing operations. Mitchells & Butlers plc relates to discontinued operations.

11.	Operating cash flow	2003 6 months £m	2002 6 months £m	2002 12 months £m
	Hotels	8	(61)	60
	Soft Drinks	6	8	77
	Other activities	40	(2)	(75)

	InterContinental Hotels Group PLC*	54	(55)	62

	Retail	148	74	144
	SCPD	4	(2)	1

	Mitchells and Butlers plc*	152	72	145

		206	17	207

*	InterContinental Hotels Group PLC relates to continuing operations. Mitchells & Butlers plc relates to discontinued operations.

12.	Net debt	2003 6 months £m	2002 6 months £m	2002 12 months £m

	Opening net debt	(1,177)	(1,001)	(1,001)
	Net cash flow (note 9)	(244)	(268)	(305)
	Ordinary shares issued	—	3	3
	Exchange and other adjustments	(75)	(69)	126

	Closing net debt	(1,496)	(1,335)	(1,177)

	Comprising:
	Cash at bank and in hand	137	128	84
	Overdrafts	(17)	(53)	(66)
	Current asset investments	29	163	218
	Other borrowings:
	Due within one year	(37)	(614)	(782)
	Due after one year	(1,608)	(959)	(631)

		(1,496)	(1,335)	(1,177)

13.	Net assets	2003 31 March £m	2002 31 March £m	2002 30 Sept £m

	Hotels	4,154	4,155	3,990
	Soft Drinks	259	259	246
	Other activities	40	10	125

	InterContinental Hotels Group PLC*	4,453	4,424	4,361

	Retail	3,453	3,399	3,467
	SCPD	20	24	26

	Mitchells & Butlers plc*	3,473	3,423	3,493

		7,926	7,847	7,854

	Net debt	(1,496)	(1,335)	(1,177)
	Other net non-operating liabilities	(1,184)	(1,165)	(1,311)

		5,246	5,347	5,366

*	InterContinental Hotels Group PLC relates to continuing operations. Mitchells & Butlers plc relates to discontinued operations.

14.	Contingent liabilities

	At 31 March 2003, the Group had contingent liabilities of £13m (2002 31 March, £64m; 30 September, £16m), mainly comprising guarantees given in the ordinary course of business.

15.	US GAAP information

Generally accepted accounting practice in the United States (US GAAP) differs in certain respects from its counterpart in the United Kingdom (UK GAAP). Details of the significant differences as they apply to the Group are set out in the Annual Report and Financial Statements 2002 and Form 20-F 2002.

The Group has applied FAS 142 ‘Goodwill and other Intangible Assets’ from 1 October 2002. The non-amortisation of goodwill has increased net income by £39m. The impairment review is currently underway. If any impairment arises from this review it will be reflected as a change in the US GAAP opening balance sheet.

FAS 146 ‘Accounting for Costs Associated with Exit or Disposal Activities’ was applied in the period with a consequent increase of £13m on net income under US GAAP at 31 March 2003.

	Under US GAAP, the Group's net income per American Depositary Share and shareholders' equity, in dollars translated at the rates of exchange shown in note 2, would be:

		2003 6 months $m	2002 6 months* $m	2002 12 months $m

	Net (loss)/income	(248)	266	670

	Net (loss)/income per American Depositary Share	$	$	$
	Basic	(0.29)	0.31	0.78
	Diluted	(0.29)	0.31	0.77

	Each American Depositary Share represents one ordinary share.
		2003 31 March $m	2002 31 March* $m	2002 30 Sept $m

	Shareholders’ equity	9,038	9,008	9,413

*	Restated to revise the calculations of the US GAAP adjustments for tangible fixed assets and the change in fair value of derivatives.

16.	Auditors’ review

The auditors, Ernst & Young LLP, have reported to the directors on their review of these financial statements in accordance with the guidance issued by the Auditing Practices Board. Their unqualified report will be included in the Interim Financial Statements 2003 which will be sent to shareholders.
This announcement of the interim results for the 6 months ended 31 March 2003 contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934). Such statements include, but are not limited to, statements made in the Financial Highlights and the Chief Executive's Operating Review. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements, including, but not limited to: events that impact domestic or international travel; levels of consumer and business spending in major economies where Six Continents does business; changes in consumer tastes and preferences; levels of marketing and promotional expenditure by Six Continents and its competitors; significant fluctuations in exchange, interest and tax rates; the effects of future business combinations, acquisitions or dispositions; legal and regulatory developments, including European Union employment legislation and regulation in the leisure retailing industry in countries in which Six Continents operates; the impact of the European Economic and Monetary Union; the ability of Six Continents to maintain appropriate levels of insurance; and changes in the cost and availability of raw materials, key personnel and changes in supplier dynamics.

Other factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Six Continents Form 20-F for the financial year ended 30 September 2002 filed with the United States Securities and Exchange Commission.

INVESTOR INFORMATION

Dividends

The Directors of InterContinental Hotels Group PLC intend to recommend that an interim dividend and a final dividend for 2003, together totalling 13.5 pence per share, be declared. The interim dividend is expected to be payable in October 2003 and the final dividend in June 2004. The final dividend is expected to account for around 70 per cent of the total annual dividend per share. It is intended that the interim dividend to ADR holders will also be paid in October 2003 and the final dividend in June 2004. The Company will announce further details regarding payment of the interim dividend in due course.

The Directors intend to establish a progressive dividend policy that is appropriate to the strategies for the Group and will seek to grow dividends in real terms from the base of 13.5 pence and to build cover over time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C.Springett
Name:	C. SPRINGETT
Title:	HEAD OF SECRETARIAT

Date:	22nd May 2003